

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

April 22, 2011

Leo Ehrlich
Chief Executive Officer
Cellceutix Corporation
100 Cummings Center, Suite 151-B
Beverly, MA 01915

      Re: Cellceutix Corporation
             Form 10-K for the Fiscal Year ended June 30, 2010
             Filed October 12, 2010
             File No. 000-52321

Dear Mr. Ehrlich:

      We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         Jeffrey Riedler
                         Assistant Director